Statutory Financial Statements of SOPHiA GENETICS SA for the year ended
December 31, 2022

SOPHiA GENETICS SA Saint-Sulpice Report of the statutory auditor to the General Meeting on the financial statements 2022

Report of the statutory auditor
to the General Meeting of SOPHiA GENETICS SA
Saint-Sulpice
Report on the audit of the financial statements
Opinion
We have audited the financial statements of SOPHiA GENETICS SA (the Company), which comprise the balance sheet as at 31 December 2022, and the statement of loss for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.
In our opinion, the accompanying financial statements comply with Swiss law and the company’s articles of incorporation.
Basis for opinion
We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the financial statements' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Our audit approach

Overview	Overall materiality: CHF 3,550 thousand

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the Company, the accounting processes and controls, and the industry in which the Company operates.

As key audit matter the following area of focus has been identified: Revenue from SOPHiA DDM platform
Materiality
The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.
Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, 1001 Lausanne, Switzerland
Téléphone: +41 58 792 81 00, www.pwc.ch
PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Overall materiality	CHF 3,550 thousand
Benchmark applied	Loss before tax
Rationale for the materiality benchmark applied	We chose loss before tax as the benchmark because, in our view, it is the benchmark against which the performance of the Group is most commonly measured, and it is a generally accepted benchmark.
We agreed with the Audit Committee that we would report to them misstatements above CHF 355 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.
Audit scope
We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.
Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.
Revenue from SOPHiA DDM platform

Key audit matter	How our audit addressed the key audit matter
The entity has decided to apply the same accounting policy as the one used for the consolidated financial statements.
During the year ended December 31, 2022, the entity’s revenue from the SOPHiA DDM platform was CHF 30,387 thousand.
As discussed in note A.2 to the financial statements, the entity has determined that the stand-alone selling price for the analyses, in both a dry lab arrangement and bundle arrangement, is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses for both arrangements. Two different margins have been determined by the entity, one for enrichment kits which are produced and one for enrichment kits which are purchased.
In our view, this is a key audit matter, as the determination of the stand-alone selling price is based to a large extent on estimates made by the entity.

We obtained and read the accounting memo and discussed with management the determination of the accounting treatment of the residual approach. We critically challenged the estimates used in the determination of the enrichment kit margin for both produced and purchased enrichment kits by comparing the peer group information included in management’s memo to publicly available information.
We assessed the appropriateness of the entity’s conclusions in the application of the accounting policy in accordance with the Swiss Code of Obligations.
We tested the application of the estimates throughout our revenue testing and as part of the enrichment kit cost testing. We noted no deviations from the two estimates management outlined in their accounting memo.
In addition, we performed a sensitivity analysis over the entity’s estimate of the margin applied to the enrichment kits to understand the impact on the timing of the revenue recognized.
Based on our procedures we consider management’s approach regarding the determination of the accounting treatment, the approach used to allocate the transaction price to the analyses and estimates used for the determination of the enrichment kit margin to be reasonable.

Other information
The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor’s reports thereon.
Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

3 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

Board of Directors' responsibilities for the financial statements
The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Auditor’s responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
•Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.
From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

4 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

Report on other legal and regulatory requirements
In accordance with article 728a paragraph 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.
We further confirm that the proposed carry forward of the accumulated losses complies with Swiss law and the company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.
PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Pierre-Alain Dévaud
Licensed audit expert Auditor in charge	Licensed audit expert
Lausanne, 7 March 2023

5 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

SOPHiA GENETICS SA, Saint-Sulpice

Balance Sheet as of December 31,
	Note	2022	2021
		CHF	CHF
Current assets
Cash and cash equivalents		63,773,892	20,780,122
Short-term deposits		16,000,514	101,000,253
Trade accounts receivable		5,424,175	2,841,155
due from third parties	1	2,477,345	2,841,155
due from group companies	1	2,946,830	—
Other short term receivables		1,614,170	1,411,131
due from third parties		1,556,488	1,411,131
due from group companies		57,682	—
Short term loans to group companies	3	81,750,155	—
Inventory	2	4,758,296	5,226,185
Prepaid expenses and accrued income		3,527,357	3,540,844
Other current assets		366,558	90,666
Total current assets		177,215,117	134,890,356

Non-current assets
Financial assets		675,045	119,556,839
Long term loans to group companies	3	—	118,481,576
Guarantees		675,045	1,075,263
Investments in subsidiaries	4	19,167,068	20,248,029
Property and equipment		6,064,516	3,622,163
Intangible assets		10,825,188	6,641,464
Right-of-use assets	7	11,644,061	8,595,285
Other non-current assets		215,104	215,104
Total non-current assets		48,590,982	158,878,884

Total Assets		225,806,099	293,769,240

Current liabilities
Trade accounts payable due to third parties		1,716,385	2,085,669
Short term interest-bearing liabilities due to group companies		—	4,399,041
Other short term liabilities		7,987,670	2,692,473
due to third parties	5	2,293,303	2,692,473
due to group companies		5,694,367	—
Lease liabilities, current portion	7	1,574,825	918,627
Accrued expenses		8,040,090	9,354,131
Deferred income		688,845	1,182,702
Total current liabilities		20,007,815	20,632,643

Non-current liabilities
Lease liabilities, net of current portion	7	12,031,446	8,872,848
Long term accrued expenses		146,039	146,000
Total non-current liabilities		12,177,485	9,018,848

Total liabilities		32,185,300	29,651,491

Shareholders' equity
Share capital	6	3,319,908	3,192,880
Legal reserves		443,617,347	442,920,617
- Reserve from capital contributions	6	442,412,544	441,715,814
- Other capital reserves	6	1,204,803	1,204,803
Treasury shares	6	(108,347)	—
Accumulated deficit		(181,995,748)	(119,488,888)
Loss for the year		(71,212,361)	(62,506,860)
			—
Total shareholders' equity		193,620,799	264,117,749
Total Liabilities and Shareholders' Equity		225,806,099	293,769,240

SOPHiA GENETICS SA, Saint-Sulpice

Statement of Loss for the financial year ended December 31,
	Note	2022	2021
		CHF	CHF
Revenue from sales of goods and services	8	31,857,790	24,362,198
Changes in inventory of finished goods and work-in-progress		52,304	552,963
Raw materials and supplies		(12,711,706)	(9,713,062)
Personnel expenses		(39,318,308)	(36,396,922)
Marketing and travel expenses		(3,869,946)	(2,487,081)
Professional fees		(11,000,312)	(8,661,123)
Depreciation of fixed assets		(2,726,752)	(1,749,032)
Amortization of intangible assets		(597,394)	(535,352)
Provision on loan to subsidiaries		1,160,984	—
IT Costs		(5,283,354)	(5,041,515)
Other operating expenses	9	(34,862,581)	(23,402,475)
Capitalized development costs		4,169,469	3,434,956
Operating Loss		(73,129,806)	(59,636,445)

Financial income		1,505,568	685,482
Financial expenses		(691,508)	(2,328,453)
Foreign exchange gain / (loss)		1,113,819	(1,227,342)
Other non-operating income		99,070	35,458
Other non-operating expenses		(109,504)	(23,011)
Loss before taxes		(71,212,361)	(62,494,311)

Taxes		—	(12,549)

Loss for the year		(71,212,361)	(62,506,860)

Notes to the statutory financial statements for the year ended December 31, 2022

A.Accounting principles applied in the preparation of the financial statements

A.1 General information
SOPHiA GENETICS SA (NASDAQ: SOPH) (“the Company”) is a cloud-native software company in the healthcare space, incorporated on March 18, 2011, and headquartered in Saint-Sulpice, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in health care and for life sciences research. The Company has built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDMTM,” standardizes, computes and analyzes digital health data and is used in decentralized locations to break down data silos.

Going concern basis

As of December 31, 2022 and 2021, the Company’s cash and cash equivalents and short-term deposits amounted to CHF 80 million and CHF 122 million, respectively.

The Board of Directors believes that the Company has sufficient financial resources to meet all of its obligations for at least the next twelve months. Moreover, the Company is not exposed to liquidity risk through requests for early repayment of loans.

Share split

On June 30, 2021, the Company effected a one-to-twenty share split of its outstanding shares. Accordingly, all share and per share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

Initial Public Offering

In July 2021, the Company completed its initial public offering (“IPO”) in the United States on the Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “SOPH”. Trading on the Nasdaq commenced at market open on July 23, 2021. The Company completed the IPO of 13,000,000 ordinary shares, at an IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the IPO, net of underwriting discounts and commissions and offering expenses, was CHF 192.6 million. Immediately prior to the completion of the IPO, all then outstanding shares of preferred shares were converted into 24,561,200 shares of ordinary shares on a one-to-one basis.

Concurrent with the IPO, the Company closed a private placement, in which it sold 1,111,111 ordinary shares to an affiliate of GE Healthcare at a price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the private placement, net of offering expenses, was CHF 17.8 million.

On August 25, 2021, the underwriters of the IPO elected to exercise in part their option to purchase an additional 519,493 ordinary shares (“greenshoe”) at the IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the greenshoe, net of underwriting discounts and commissions and offering expenses, was CHF 7.7 million.

A.2 Significant accounting policies

Basis of preparation

Compliance with the Swiss Code of Obligations

The financial statements have been prepared in accordance with the provisions of the Swiss Code of Obligations (Art. 957 to 963b CO, effective since January 1, 2013). Where necessary, comparatives have been adjusted to conform with changes in presentation in the current year. Due to rounding, numbers presented throughout these financial statements may not add up precisely to the totals provided.

Accounting policies

Inventory

Raw materials and finished goods are stated at the lower of cost calculated using the FIFO (first-in, first-out) method and net realizable value. Work in progress is stated at the lower of its weighted average cost and net realizable value. Cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.
Investments in subsidiaries

Investments are stated at cost less provision for permanent impairment in value.

Property and equipment

Property and equipment include leasehold improvements, computer hardware, machinery and furniture and fixtures.

Property and equipment are shown on the balance sheet at cost less accumulated depreciation. The cost of an asset, less any residual value, is depreciated using the straight-line method over the useful life of the asset. For this purpose, assets with similar useful lives have been grouped as follows:

•Leasehold improvements—Shorter of the useful life of the asset or the remaining term of the lease
•Computer hardware—Three to five years
•Machinery and equipment—Five years
•Furniture and fixtures—Five years

Useful lives, components, and residual amounts are reviewed annually. Such a review takes into consideration the nature of the assets, their intended use, including but not limited to the closure of facilities, and the evolution of the technology and competitive pressures that may lead to technical obsolescence. Depreciation of property and equipment is allocated to the appropriate headings of expenses by function in the statement of loss.

Reviews of the carrying amount of the Company’s property and equipment are performed when there is an indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing the value in use, the estimated future cash flows are discounted to their present value, based on the time value of money and the risks specific to the country where the assets are located.

Intangible assets

Intangible assets, which comprise costs linked with patents, development cost for internally developed software and implementation costs for purchased software, are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful life of the assets (five years for capitalized development - internal software costs). Research costs are expensed as incurred.

Development costs are composed of capitalized salaries and subcontractor’s expenses that are directly linked to the development of the platform and/or the algorithms and/or some submitted or envisaged patents.

Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:

•The technical feasibility of completing the intangible asset so that the asset will be available for use or sale
•Its intention to complete and its ability and intention to use or sell the asset
•How the asset will generate future economic benefits
•The availability of resources to complete the asset
•The ability to measure reliably the expenditure during development

Leases

The Company assesses at inception of the contract whether a contract is or contains a lease. This assessment involves determining whether the Company obtains substantially all the economic benefits from the use of that asset, and whether the Company has the right to direct the use of the asset. When these conditions are met, the Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date, except for short-term leases of 12 months or less, which are expensed in the statement of income/loss on a straight-line basis over the lease term.

Revenue from sales of goods and services

Revenue represents amounts received and receivable from third parties for goods supplied and services rendered to customers. Revenues are reported net of rebates and discounts and net of sales and value added taxes in an amount that reflects the consideration that is expected to be received for goods or services. The majority of the sales revenue is recognized: (i) when customers generate analyses on their patient data through the SOPHiA DDM platform, (ii) when consumables, namely DNA enrichment kits, are delivered to customers at which point control transfers and (iii) when services, namely set-up programs, are performed.

Products and services are sold both directly to customers and through distributors, generally under agreements with payment terms of up to 180 days. Therefore, contracts do not contain a significant financing component.

For multi-element arrangements the following steps are performed to determine the amount of revenue to be recognized and when it should be recognized: (1) identify the contract or contracts; (2) determine whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (3) measure the transaction price, including the constraint on variable consideration; (4) allocate the transaction price to the performance obligations based on estimated selling prices; and (5) recognize revenue when (or as) each performance obligation is satisfied.

SOPHiA DDM Platform

The majority of the SOPHiA DDM platform revenue is derived from each use of the SOPHiA DDM platform by customers to generate analysis on their patient data. Analysis revenue is recognized as analysis results are made available to the customer on the SOPHiA DDM platform. Contract assets are recognized on the balance sheet as accrued contract revenue for any analyses performed by customers that have not been invoiced at the reporting period date. Any payments received in advance of customers generating analyses are recorded as deferred contract revenue until the analyses are performed.

Customers use the SOPHiA DDM platform to perform analyses under three different models: dry lab access; bundle access; and integrated solutions.

For dry lab contracts, customers use the testing instruments and consumables of their choice and the SOPHiA DDM platform and algorithms for variant detection and identification. In these arrangements, the Company has identified one performance obligation, which is the delivery of the analysis result to the customer.

For bundle arrangements, customers purchase a DNA enrichment kit along with each analysis. Customers use the DNA enrichment kit in the process of performing their own sequencing of each sample. Customers then upload their patient data to the SOPHiA DDM platform for analysis. In these arrangements, the Company has identified two performance obligations: the delivery of the DNA enrichment kits and the performance of the analyses. Revenue is recognized for the DNA enrichment kits when control of products has transferred to the customer, which is generally at the time of delivery, as this is when title and risk of loss have been transferred. Revenue for the performance of the analyses is recognized on delivery of the analysis results to the customer. Refer to Arrangements with multiple performance obligations below for how revenue is allocated between the performance obligations.

Deferred contract revenue balances relating to analyses not performed within 12 months from the delivery date are recognized as revenue. This policy is not based on contractual conditions but on the Company’s experience of customer behavior and expiration of the kits associated with the analyses.

For integrated arrangements, customers have their samples processed and sequenced through selected SOPHiA DDM platform partners within the clinical network and access their data through the SOPHiA DDM platform. The Company has identified one performance obligation, which is delivery of the analysis results to the customer through the SOPHiA DDM platform.

The Company also sells access to Alamut software products through the SOPHiA DDM platform. Some arrangements with customers allow customers to use Alamut as a hosted software service over the contract period without the customer taking possession of the software. Other customers take possession of the software, but the utility of that software is limited by access to The Company’s proprietary SOPHiA database, which is provided to the customer on a fixed term basis. Under both models, revenue is recognized on a straight-line basis over the duration of the agreement.

The Company also derives revenue from the SOPHiA DDM platform by providing services to biopharma customers who engage the Company to (i) develop and perform customized genomic analyses and/or (ii) access the database for use in clinical trials and other research projects.

The Company does enter into biopharma contracts that contain multiple products or services or non-standard terms and conditions. The biopharma contracts are generally unique in nature and each contract is assessed upon execution.

Generally, the primary performance obligation in these arrangements is the delivery of analysis results in the form of a final report, resulting in revenue being recognized, in most cases, upon the issuance of the final report or successful recruitment of clinical trial participants.

Workflow materials and services

Revenue from workflow materials and services includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services. These include the provision of set-up programs and training and the sale of kits and tests that are not linked to use of the platform. Set-up programs and training are typically combined with a customer’s first order prior to the customer beginning to use the SOPHiA DDM platform.

Revenue from services is generally recognized when the services are performed. Revenue from materials is recognized when control of the goods is transferred to the customer, generally at the time of delivery. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leases (“IFRS 16”), leasing and the fees charged for the maintenance of this equipment.

Arrangements with multiple performance obligations

The Company sells different combinations of analyses, consumables, and services to its customers under its various SOPHiA DDM platform models.

The Company has determined that the stand-alone selling prices for services and DNA enrichment kits are directly observable. For set-up programs and training sold along with dry lab arrangements or bundle arrangements, the stand-alone selling price of these services is determined on a time and materials basis. For DNA enrichment kits sold as part of a bundle, the SSP is based on an expected cost-plus-margin approach of the kit portion of the bundle.

The Company has determined that the SSP for the analyses, in both a dry lab arrangement and bundle arrangement, is highly variable and therefore a representative SSP is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses in dry lab arrangements that include services and in bundle arrangements that include DNA enrichment kits and, in some cases, services.

The Company also has a small number of bundle contracts with a fixed term, generally four years, that also include providing the customer with DNA sequencing automation equipment, which the Company has determined is an leasing component. In these arrangements the Company provides DNA sequencing automation equipment to the customer over the fixed term and at completion of the contract term the customer takes possession of the equipment. The Company has determined that it is a dealer lessor and provision of this equipment to the customer is classified as a finance lease. As a result, upon delivery of the leased equipment at the inception of the arrangement, a selling profit is recognized based on the fair value of the underlying equipment less the cost of the equipment. Over the term of the agreement, the minimum lease payment is deducted from the proceeds of the bundle sales in order to reduce the net investment in the corresponding lease receivable over the contract term and interest income is recognized as the discount on the lease receivable unwinds. The remaining proceeds from the contract are accounted for using the policies described above.

B. Information on the balance sheet and income statement items

1.Trade accounts receivable

(in CHF)	December 31, 2022	December 31, 2021
Accounts receivable due from third parties	3,285,464	3,936,925
Provision for doubtful trade receivable	(808,119)	(1,095,770)
Accounts receivable due from group companies	2,946,830	—
Total	5,424,175	2,841,155

2.Inventory

(in CHF)	December 31, 2022	December 31, 2021
Raw materials	4,802,348	4,656,681
Work in progress and finished goods	1,345,454	1,293,149
Provision	(1,389,506)	(723,645)
Total	4,758,296	5,226,185

3.Loans to group companies

(in CHF)	December 31, 2022			December 31, 2021
Long term loans to group companies	Gross	Provision	Net	Gross	Provision	Net
SOPHiA GENETICS SAS	—	—	—	5,165,503	—	5,165,503
SOPHiA GENETICS Ltd	—	—	—	2,417,030	(1,295,501)	1,121,529
SOPHiA GENETICS INC	—	—	—	112,194,544	—	112,194,544
Total	—	—	—	119,777,077	(1,295,501)	118,481,576

In 2021, these balances relate to cash advances made by the Company to its fully owned subsidiaries to support their development. These advances bear interest and have no fixed repayment date.

(in CHF)	December 31, 2022			December 31, 2021
Short term loans to group companies	Gross	Provision	Net	Gross	Provision	Net
SOPHiA GENETICS INC	81,353,425	—	81,353,425	—	—	—
SOPHIA GENETICS S.r.l	396,730	—	396,730	—	—	—
Total	81,750,155	—	81,750,155	—	—	—

4.Investments in subsidiaries

(in CHF)		Share in capital / voting rights		Net book value
Company	Domicile	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
SOPHiA GENETICS SAS	Bidart (France)	100%	100%	11,395,589	14,706,836
SOPHiA GENETICS Ltd	London (UK)	100%	100%	2,230,288	2
SOPHiA GENETICS INC	Boston (USA)	100%	100%	4,583,834	4,583,834
SOPHiA GENETICS S.R.L.	Milano (Italy)	100%	100%	10,675	10,675
SOPHIA GENETICS INTERMEDIACAO DE NEGOCIOS LTDA	Sao Paulo (Brazil)	100%	100%	946,600	946,600
SOPHiA GENETICS PTY LTD	Brisbane (Australia)	100%	100%	82	82
Total				19,167,068	20,248,029

5.Other short term liabilities due to third parties

The amount due to the Swiss pension fund was CHF 624,920 as at December 31, 2022 and CHF 587,576 as at December 31, 2021.

6.Share capital and reserves from capital contribution

(in CHF, except shares)	Number of Shares	Share Capital	Number of Treasury Shares	Treasury shares	Reserve from capital contribution	Other capital reserves
January 1, 2021	47,955,700	2,397,785	—	—	218,849,593	1,204,803
Sale of common stock in IPO, net of transaction costs	13,000,000	650,000	—	—	193,026,495	—
Sale of common stock in private placement, net of transaction costs	1,111,111	55,555	—	—	17,991,473	—
Sale of common stock in greenshoe offering, net of transaction costs	519,493	25,975	—	—	7,741,134	—
Share options exercised	1,271,300	63,565	—	—	4,107,119	—
December 31, 2021	63,857,604	3,192,880	—	—	441,715,814	1,204,803
Share options exercised and vesting of Restricted Stock Units	—	—	373,616	18,681	696,730	—
Issuance of shares	2,540,560	127,028	—	—	—	—
Purchase of treasury shares	—	—	(2,540,560)	(127,028)	—	—
December 31, 2022	66,398,164	3,319,908	(2,166,944)	(108,347)	442,412,544	1,204,803

On July 27, 2021, the Company completed its IPO in the United States on the Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “SOPH”. Trading on the Nasdaq commenced at market open on July 23, 2021. The Company completed the IPO of 13,000,000 common shares, at the IPO price of $18.00 per share, par value $0.05 (CHF 0.05).
Concurrent with the IPO, the Company closed a private placement, in which it sold 1,111,111 ordinary shares to an affiliate of GE Healthcare. Gross proceeds from the private placement, before deducting estimated expenses payable, were CHF 18.4 million. The Company incurred CHF 0.4 million of issuance costs, resulting in net proceeds of CHF 18.0 million.
On August 25, 2021, the underwriters of the IPO elected to exercise in part their option to purchase an additional 519,493 ordinary shares (“greenshoe”) at the IPO price of $18.00 per share. The greenshoe resulted in additional gross proceeds of CHF 9.5 million. The Company incurred an additional CHF 0.8 million of additional issuance costs, resulting in net proceeds of CHF 7.7 million. With the addition of the underwriters’ option to purchase additional shares, the total number of shares sold in the Company’s IPO increased to 13,519,493 shares for aggregate gross proceeds, before deducting underwriting discounts and commissions and estimated fees and offering expenses, of CHF 223.6 million.

Immediately prior to the completion of the Company’s IPO and current with the private placement, the Company’s outstanding preferred shares converted on a one-to-one basis into ordinary shares.

Treasury shares

During the first quarter of 2022, the Company issued 2,540,560 common share options to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs. As of December 31, 2022, the Company held 2,166,944 treasury shares. The Company held no treasury shares in 2021.

Reserve from capital contribution

As at December 31, 2022, the amount not approved yet by the tax authorities is CHF 696’730.

Conditional share capital

In accordance with the Company’s articles of association, the Board of Directors may decide to increase the share capital under certain circumstances. The company may issue registered shares in favor of employees, agents, members of the Board of Directors according to the stock options plan.

As at December 31, 2022, the conditional share capital amounted to 11,600,000 ordinary shares of CHF 0.05 each.

7.Leases

On March 3, 2021, the Company entered into a 120-month lease for office space in Rolle, Switzerland primarily to support the expansion of the research and development department. The lease in total is for approximately 38,750 square feet with the Company gaining access to areas on prescribed dates. The Company gained access to 11,840 square feet on July 1, 2021. The Company will gain access to 7,535 square feet on January 1, 2022 and the remaining 19,375 square feet on February 1, 2023. The expected lease commitments resulting from this contract are less than CHF 0.1 million in 2021, CHF 0.4 million in 2022, CHF 0.9 million in 2023, and CHF 1.0 million from 2024 onward. The expected lease commitments are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.

On January 25, 2022 the Company entered into an amendment to the lease for office space in Rolle, Switzerland. The amendment provides the company with an additional floor of approximately 21,258 square fee with lease commencement initiating on April 1, 2022. Upon commencement of the lease, the Company recorded a right-of-use asset of CHF 4.1 million and a lease liability of CHF 4.1 million.

The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. As at December 31, 2021, the Company stated a ROU asset of CHF 8.6 million and a lease liability of CHF 9.8 million. The difference between the ROU and lease liability of CHF 1.2 million is driven by lease incentives and expected restoration costs.

8.Revenue from sale of goods and services

(in CHF)	2022	2021
Revenue from third parties	24,836,670	21,601,122
Revenue from subsidiaries	7,021,120	2,761,076
Total	31,857,790	24,362,198

(in CHF)	2022	2021
SOPHiA DDM Platform	30,386,738	23,757,213
Workflow materials and services	1,471,052	604,985
Total	31,857,790	24,362,198

9.Other operating expenses

(in CHF)	2022	2021
Rent	67,266	211,591
Communication	234,647	192,223
License	3,322,573	1,727,786
Liability insurance	3,485,820	2,299,752
Bad debt provision	(287,638)	410,261
Small IT devices / Office supplies	624,516	754,516
Transportation & shipping	452,243	485,339
Custom duties and taxes	77,686	302,299
Intercompany recharge	26,276,207	16,486,483
Other	609,261	532,225
Total	34,862,581	23,402,475

C. Other information

1.Full time equivalents

The annual average number of full-time equivalents was above 250 during FY 2022 and FY 2021.

2.Number of shares and options on shares for executive officers, directors and employees

	Shares		Options and RSUs - Granted in 2021
(in CHF, except for share data)	Number of Shares	Amount	Number of Options and RSUs	Amount
Issued to executive officers and directors	43,788	563,140	2,205,131	14,308,789
Issued to employee	19,777	254,344	929,513	7,285,902
Total	63,565	817,484	3,134,644	21,594,691

	Shares		Options and RSUs - Granted in 2022
(in CHF, except for share data)	Number of Shares	Amount	Number of Options and RSUs	Amount
Issued to executive officers and directors	—	—	1,223,906	2,330,818
Issued to employee	—	—	1,738,211	2,970,457
Total	—	—	2,962,117	5,301,275

Share values are based on the Company’s closing share price of USD 14.10 (CHF 12.86) at December 31, 2021 and USD 2.06 (CHF 1.91) at December 31, 2022.

Equity awards are comprised of options and restricted share unit (“RSU“) awards. The fair value of the Company’s options is determined using the Black-Scholes Model and its RSU awards are valued using the closing share price of the Company’s common shares traded on the NYSE on the date of the award. Total shares are derived from the Company’s transfer agent’s records as at December 31, 2021 and as at December 31, 2022.

The shareholdings in the Company, the conversion and option rights held by each current member of the board of directors, executive board and advisory board, including these hold by their close associates are disclosed in the compensation report.

3.Major Shareholders
The following table presents information relating to the beneficial ownership of our ordinary shares as of February 15, 2023 by:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•each of our executive officers and directors and persons nominated to serve in such positions; and
•all executive officers and directors and persons nominated to serve in such positions as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from February 15, 2023 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person.
The percentage of outstanding ordinary shares beneficially owned is computed on the basis of 64,235,364 ordinary shares outstanding as of February 15, 2023. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated

below, the business address for each beneficial owner is SOPHiA GENETICS SA, Rue du Centre 172, CH-1025 Saint-Sulpice, Switzerland.

	Number of Ordinary Shares	Percentage of Ordinary Shares
Principal Shareholders	Beneficially Owned	Beneficially Owned

5% or Greater Shareholders
Alychlo NV(1)	6,993,800	10.89%
Generation IM Sustainable Solutions Fund III, L.P.(2)	6,789,560	10.57%
Balderton Capital VI, S.L.P.(3)	3,361,880	5.23%

Executive Officers and Directors

Jurgi Camblong(4)	2,240,140	3.49%
Vincent Ossipow	317,091	*
Zhenyu Xu(4)	238,759	*
Troy Cox	122,531	*
Milton Silva-Craig	87,649	*
Daan van Well	47,666	*
Manuela da Silva Valente	22,592	*
Kathy Hibbs	11,111	*
Didier Hirsch	11,111	*
Philippe Menu	14,099	*
Ross Muken	6,054	*
Tomer Berkovitz	—	*
Jean-Michel Cosséry	—	*

All executive officers and directors as a group (13 persons)	3,118,803	4.86%
*Less than 1% of our total outstanding ordinary shares.
(1)This information is based solely on a Schedule 13G filed by Alychlo NV and Marc Coucke with the SEC on February 14, 2022. Marc Coucke is the principal shareholder, chairman and managing director of Alychlo NV. The principal business address of each of the foregoing persons or entities is Lembergsesteenweg 19, 9820 Merelbeke, Belgium.
(2)This information is based solely on a Schedule 13G filed by Generation Investment Management LLP, Generation IM Sustainable Solutions III, GP Ltd and Generation IM Sustainable Solutions Fund III, L.P. with the SEC on February 13, 2023. The principal business address of each of the foregoing entities is 20 Air Street, 7th floor, London, United Kingdom W1B 5AN.
(3)This information is based solely on a Schedule 13G filed by Balderton Capital VI, S.L.P. with the SEC on February 10, 2022. Balderton Capital General Partner VI, S.a.r.l. is the managing general partner of Balderton Capital VI, S.L.P. and may be deemed to have voting, investment and dispositive power with respect to these securities. Adrian Rainey, Donatien-Xavier Martin and Marie Calinet are the managers of Balderton Capital General Partner VI, S.a.r.l. and may each be deemed to share voting, investment, and dispositive power with respect to these securities.
(4)The shares owned by the parties have been pledged pursuant to lending arrangements.

As of February 15, 2023, the Company had approximately 173 shareholders of record of our ordinary shares. The Company estimates that as of February 15, 2023, approximately 59.61% of the outstanding ordinary shares are held by 35 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.
The Company has experienced significant changes in the percentage ownership held by major shareholders as a result of our initial public offering. Prior to our initial public offering, our principal shareholders were Alychlo NV, Generation Investment Management LLP and Balderton Capital VI, S.L.P., which held ordinary shares representing 14.2%, 13.8% and 6.8% of our outstanding ordinary shares prior to our initial public offering.

4.Equal pay Analysis

The Company conducted the equal pay analysis according to the Equal Pay Act (LEg) using the standard analysis tool Logib for the reference month September 2022. The Logib evaluation showed that the Company respects the tolerance threshold for gender-based wage discrimination.

The equal pay analysis has been verified by an accredited auditing company in accordance with Art. 13d LEg. In its report dated December 21, 2022, this company states that it did not find any facts in its formal examination of the equal pay analysis that would lead to the conclusion that the equal pay analysis does not comply with the legal requirements in all respects.

5.Subsequent events

The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the statutory financial statements were available to be authorized for issuance. There were no material subsequent events.

Proposed carry forward of the accumulated deficit for the year ended December 31, 2022
(in CHF)

2022

Accumulated deficit at the beginning of the period	(181,995,748)

Loss for the year	(71,212,361)

Accumulated deficit available to the general meeting	(253,208,109)

Motion of the board of directors on the allocation of the accumulated deficit for the year ended December 31, 2022
(in CHF)
2022
Motion of the
board of
directors

Accumulated deficit available to the general meeting	(253,208,109)

Carried forward	(253,208,109)